VIA EDGAR
March 25, 2011

Securities and Exchange Commission
Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Dear Mr. Vaughn:

We have received your SEC comment letter dated February 9, 2011, on our Form 10-K for the year ended June 30, 2010, File No. 001-31669. The purpose of this letter is to respond to your comments. To assist you in reviewing our responses to your specific comments, we precede each response with a copy (in bold face) of the comment as stated in your letter.

General

We have included below supplemental responses with revised disclosures and we will include these revised disclosures in future filings as noted below.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility and the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we disclosed in our 8-K filing dated March 9, 2011, we have appointed a new Chief Financial Officer. We plan to file an amended 10-K for the year ended June 30, 2010 as soon as practical to address the appropriate comments you have made.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

GENERAL

1. YOU DISCLOSE ON PAGE 14 OF YOUR FORM 10-K THAT YOU HAVE INCREASED YOUR MARKETING ACTIVITIES IN THE MIDDLE EAST, AND THAT YOU WILL EXPAND YOUR SALES IN THE CARIBBEAN. THE MIDDLE EAST AND THE CARIBBEAN ARE REGIONS GENERALLY UNDERSTOOD TO INCLUDE IRAN, SYRIA, SUDAN, AND CUBA. YOU DISCLOSE ON PAGE 8 OF YOUR FORM 10-K THAT IN AUGUST 2010, YOU APPOINTED AMECO MEDICAL EQUIPMENT, LLC THE EXCLUSIVE DISTRIBUTION OF YOUR PNEUMATIC TRABECULOPLASTY DEVICE IN IRAN. IN ADDITION, WE ARE AWARE OF A SEPTEMBER 2010 NEWS REPORT STATING THAT YOU WOULD SEND A MEDICAL TEAM TO CUBA TO
     TRAIN DOCTORS TO PERFORM PROCEDURES WITH YOUR DEVICE AND ALSO SHIP AND DISTRIBUTE MEDICAL EQUIPMENT AND SUPPLIES THERE. CUBA, IRAN, SUDAN, AND
     SYRIA ARE IDENTIFIED BY THE STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. WE NOTE THAT YOUR FORM 10-K DOES NOT INCLUDE DISCLOSURE REGARDING CONTACTS WITH THE REFERENCED COUNTRIES.
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Securities and Exchange Commission
March 25, 2011
Page 2


     PLEASE DESCRIBE TO US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH CUBA, IRAN, SUDAN, AND SYRIA, WHETHER THROUGH YOUR SUBSIDIARY, DISTRIBUTORS, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOUR RESPONSE SHOULD DESCRIBE ANY PRODUCTS, COMPONENTS, EQUIPMENT, TECHNOLOGY, SOFTWARE, SERVICES, INFORMATION, AND SUPPORT THAT YOU HAVE PROVIDED INTO CUBA, IRAN, SUDAN, AND SYRIA, DIRECTLY OR INDIRECTLY, THE NATURE AND EXTENT OF YOUR DIRECT OR INDIRECT MARKETING OR SELLING EFFORTS IN THOSE COUNTRIES, AND ANY AGREEMENTS, COMMERCIAL ARRANGEMENTS, OR OTHER CONTACTS YOU HAVE HAD WITH THE GOVERNMENTS OF THESE COUNTRIES OR ENTITIES CONTROLLED BY THOSE GOVERNMENTS.

     Response:

     We currently have a distribution agreement with Ameco Medical for the territories of Iran, Azerbaijan and United Arab Emirates, we are investigating the possibility and feasibility of selling our product in Cuba, and we currently have no business dealings with the countries of Sudan or Syria.

     In regards to Iran, in 2010 we signed a distribution agreement with Ameco Medical for the territories of Iran, Azerbaijan and United Arab Emirates. The distribution agreement that was signed, states that we do not currently have approval from the US Department of Commerce, Bureau of Industry and Security, and that until approval is granted no equipment or rings can be sold, shipped, or tested in the country of Iran. Upon the signing of this agreement our office contacted the Bureau of Export Administration, and verified that because our products are medical equipment they do not fall under the embargo. Paperwork is currently being submitted to the Bureau of Export Administration, so that our product line can be authorized for sale and shipment to Iran. To date, we have not sold or shipped any equipment or rings to Iran, and until the State Department grants our approval we will not be scheduling any shipments or sales to the country of Iran.

     In Regards to Cuba, in 2010 we were approached by the Luis Tiant Charitable Foundation, and were asked if we could help with the overwhelming glaucoma epidemic in Cuba. Luis Tiant, a U.S. major league baseball pitcher, is of Cuban decent, wanted to be able to do something to give back to his homeland. Before agreeing to give assistance, we once again contacted the US Department of Commerce, Bureau of Industry and Security, and explained the Luis Tiant Charitable Foundation's proposal. The State Department replied to us, that because we were not going to sell any products to any doctors, clinics and or hospitals, and that because the US based charity would be purchasing the equipment and rings and then donating them directly to clinics and individual doctors offices in Cuba, that we fall under the humanitarian relief provision and therefore would not be restricted per the current embargo. Again, paperwork is currently being submitted, and although approval is not needed because it is a humanitarian relief effort, we are still moving forward to gain an EAR number from the Bureau of Export Administration, so that we will not run into any problems with customs. To date, we have not sold or shipped any product to Cuba, and until the charity receives approval for their US citizens to travel to Cuba to train the local doctors, we have no scheduled shipments.

     In future filings we will provide more information on our current activities in these countries.
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Securities and Exchange Commission
March 25, 2011
Page 3


2. PLEASE DISCUSS THE MATERIALITY OF YOUR BUSINESS ACTIVITIES IN, AND OTHER CONTACTS WITH, CUBA, IRAN, SUDAN, AND SYRIA, DESCRIBED IN RESPONSE TO THE FOREGOING COMMENT, AND WHETHER THEY CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNTS OF ANY REVENUES, ASSETS, AND LIABILITIES ASSOCIATED WITH EACH OF THE REFERENCED COUNTRIES FOR THE TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. VARIOUS STATE AND MUNICIPAL GOVERNMENTS, UNIVERSITIES, AND OTHER INVESTORS HAVE PROPOSED OR ADOPTED DIVESTMENT OR SIMILAR INITIATIVES REGARDING
     INVESTMENT IN COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARDS COMPANIES THAT HAVE OPERATIONS ASSOCIATED WITH CUBA, IRAN, SUDAN, AND SYRIA.

     Response:

     As of this date, we have not had any material business activities related to Cuba, Iran, Sudan, or Syria. We have generated zero revenue from these countries and only minor expenses associated with investigating the possibility of doing business with these countries.

     In future filings we will provide more information on our revenue and expenses associated with our activities in these countries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 14

LIQUIDITY AND CAPITAL RESOURCES, PAGE 14

3. YOUR DISCLOSURE IN THIS SECTION AND NOTE 3 INDICATE THAT FROM JULY 1, 2009 THROUGH JUNE 30, 2010 YOU BORROWED A TOTAL OF $619,711. PLEASE RECONCILE THIS TO THE AMOUNT RECORDED ON THE STATEMENT OF CASH FLOW UNDER "PROCEEDS FROM BORROWING".

     Response:

     The $619,711  noted in the  Liquidity and Capital  Resources  paragraph and
     Note 3 is a combination of the $471,518 listed under `proceeds from borrowing" and $138,193 associated with the completion of a merger. See our response to comment number 3 below showing the rollforward of notes payable and notes payable - related party.

CRITICAL ACCOUNTING POLICIES, PAGE 15

4. WE NOTE THAT WITHIN THIS CRITICAL ACCOUNTING POLICY SECTION, YOU REFERENCE THE DISCLOSURES INCLUDED IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS. WHILE ACCOUNTING POLICY FOOTNOTES IN THE FINANCIAL STATEMENTS GENERALLY DESCRIBE THE METHOD USED TO APPLY AN ACCOUNTING PRINCIPLE, THE DISCUSSION IN MD&A SHOULD PRESENT A COMPANY'S ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING A PRINCIPLE AT A GIVEN TIME OR THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION OVER TIME. IN FUTURE FILINGS INCLUDE THESE DISCLOSURES WITHIN MD&A AS A SEPARATE DISCUSSION OF YOUR CRITICAL ACCOUNTING ESTIMATES TO PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF THE SIGNIFICANT ESTIMATES AND ASSUMPTIONS THAT ARE USED IN CONNECTION WITH YOUR CRITICAL ACCOUNTING POLICIES AND ESTIMATES. REFER TO SEC RELEASE 33-8350.
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Securities and Exchange Commission
March 25, 2011
Page 4


     Response:

     We will include the requisite disclosures in future filings.

CONSOLIDATED BALANCE SHEETS, PAGE 18

5. WE NOTE THAT THE AMOUNT RECORDED AS "PREPAIDS" REPRESENTS APPROXIMATELY 83% OF TOTAL ASSETS. PLEASE REVISE FUTURE FILINGS TO PROVIDE DISCLOSURES OF THE NATURE OF THIS ASSET AND YOUR ACCOUNTING FOR THE ASSET. PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURE.

     Response:

     We will provide disclosures in future filings that outline the nature of the "Prepaids" asset and our accounting for the asset.

     Below is a sample of what our proposed disclosure may look like:

     During the year ended June 30, 2010, the Company had $179,814, or 83% of total assets, recorded as prepaid services. This amount is related to the issuance of 800,000 shares of common stock, valued at $200,000, for professional services to be performed over a one year period ending April 2011. As of June 30, 2010, $179,814 was unearned and recorded as prepaid.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 21

6. PLEASE PROVIDE US WITH A ROLLFORWARD OF YOUR NOTES PAYABLE (RELATED PARTY) AND NOTES PAYABLE ACCOUNTS THAT RECONCILES WITH THE INFORMATION PRESENTED ON YOUR CONSOLIDATED STATEMENT OF CASH FLOWS AND YOUR CONSOLIDATED BALANCE SHEET.

     Response:

     Below is a rollforward of our notes payable (related party) and notes payable accounts that reconciles with the information presented on our consolidated statement of cash flows and our consolidated balance sheet.
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Securities and Exchange Commission
March 25, 2011
Page 5


     NOTES PAYABLE
       Balance at June 30, 2009                                 $ 215,300
       Proceeds from borrowing                                    392,871    A
       Offset by notes payable - related party                    138,193
       Reclassed to notes payable - related party                 (20,000)
       Converted to stock                                        (319,055)
       Repayment of notes payable                                (114,107)   B
                                                                ---------
          Balance at June 30, 2010                              $ 293,202

     NOTES PAYABLE - RELATED PARTY
       Balance at June 30, 2009                                 $ 269,726
       Proceeds from borrowing                                     78,647    A
       Completion of merger                                       138,193
       Offset by notes payable - related party                   (138,193)
       Reclassed from notes payable                                20,000
       Converted to stock                                        (116,364)
       Repayment of notes payable - related party                 (48,033)   C
                                                                ---------
          Balance at June 30, 2010                              $ 203,976

     Repayment of notes payable - related party                 $ (48,033)   C
     Repayment of notes payable                                 $(114,107)   B
     Proceeds from borrowing                                    $ 471,518    A

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 22

-REVENUE RECOGNITION, PAGE 25

7. WE NOTE THAT YOUR REVENUE IS DERIVED FROM PRODUCT SOLD INTERNATIONALLY UNDER DISTRIBUTION AGREEMENTS. IF REVENUES FROM EXTERNAL CUSTOMERS ATTRIBUTED TO AN INDIVIDUAL FOREIGN COUNTRY ARE MATERIAL, PLEASE REVISE FUTURE FILINGS TO SEPARATELY DISCLOSE THOSE REVENUES. REFER TO PARAGRAPH 280-10-50-41(A) OF THE FASB ACCOUNTING STANDARDS CODIFICATION.

     Response:

     We will include in future filings all material revenue attributed to individual foreign countries.

NOTE 5 - LOSS ON STOCK ISSUANCES, PAGE 26

8. PLEASE RECONCILE YOUR DISCLOSURE HERE THAT YOU ISSUED 2,901,093 SHARES FOR THE CONVERSION OF PROMISSORY NOTES WITH THE DISCLOSURE ON THE STATEMENT OF STOCKHOLDERS' EQUITY THAT YOU ISSUED 1,781,325 SHARES FOR DEBT.
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Securities and Exchange Commission
March 25, 2011
Page 6


     Response:

     The paragraph under Note 5 - Loss on Stock Issuances, page 26, could have been written better to eliminate confusion to the reader. Although it is true that the company recorded a loss on stock issuances of $186,159 on 2,901,093 shares of stock as of June 30, 2010, there were 41,087 shares of stock that were also issued that did not result in a loss.

     The second sentence in this section should have read as follows: As such, the Company recorded a loss on stock issuances of $186,159 on 2,942,180 shares of stock as of June 30, 2010.

     We will correct this disclosure in our amended 10-K.

NOTE 6 - RELATED PARTY TRANSACTIONS, PAGE 26

9. WE NOTE FROM YOUR DISCLOSURE THAT AS OF JUNE 30, 2010 YOU OWED YOUR PRESIDENT $225,099. PLEASE RECONCILE THIS TO THE AMOUNT RECORDED ON THE JUNE 30, 2010 BALANCE SHEET FRO NOTES PAYABLE - RELATED PARTIES OF $203,976.

     Response:

     The $225,099 disclosed in Note 6 - Related Party Transactions, page 26 of the 10-K for the year ended June 30, 2010 is incorrect. The correct amount is $199,976. This amount plus another $4,000 for another party equals the $203,976 recorded on the June 30, 2010 balance sheet for notes payable - related parties.

     We will correct this disclosure in our amended 10-K.

NOTE 9 - COMMITMENTS AND CONTINGENCIES, PAGE 29

10. WITH RESPECT TO THE CONTINGENT LIABILITY WITH FRANCESCO ASPES, PLEASE REVISE FUTURE FILINGS TO INCLUDE DISCLOSURE THAT IS CONSISTENT WITH SECTION 450-20-50 OF THE FASB ACCOUNTING STANDARDS CODIFICATION. IN THIS REGARD, PLEASE NOTE THAT YOUR ASSESSMENT OF WHETHER TO ACCRUE AMOUNTS IN THE FINANCIAL STATEMENTS SHOULD BE BASED IN PART ON WHETHER A LOSS IS PROBABLE AND WHETHER THE AMOUNT OF SUCH LOSS CAN BE REASONABLY ESTIMATED. PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURE.

     Response:

     We will revise future filings to include disclosure that is consistent with section 450-20-50 of the FASB Accounting Standards Codification.

     The following is a sample of our proposed disclosure.

     CONTINGENCIES

     We accrue for contingent obligations, including legal costs, when the obligation is probable and the amount can be reasonably estimated. As facts concerning contingencies become known we reassess our position and make appropriate adjustments to the financial statements. Estimates that are
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Securities and Exchange Commission
March 25, 2011
Page 7


     particularly sensitive to future changes include those related to tax, legal, and other regulatory matters that are subject to change as events evolve and additional information becomes available.

     CONTINGENT LIABILITY

     The Company had a consulting agreement with Francesco Aspes whereby a clause stated that the Company would reimburse Mr. Aspes for documented expenses, up to a maximum of 80,000 euros (or $109,000 USD currently). There is a claim by Mr. Aspes for the maximum amount, however, the Company believes that it is more than reasonably possible that the reimbursement claim is unenforceable. As such, there is no accrued expense related to the potential reimbursement, as no underlying documentation in support of this claim has been received.

11. WE NOTE YOUR DISCLOSURES ON PAGE 30 REGARDING THE LITIGATION WITH MESCHKOW & GRESHAM, P.L.C. AND THE LITIGATION WITH CHARLES E. BROKUP. PLEASE REVISE FUTURE FILINGS TO INCLUDE DISCLOSURE THAT IS CONSISTENT WITH SECTION 450-20-50 OF THE FASB ACCOUNTING STANDARDS CODIFICATION. IN THIS REGARD, CLEARLY DESCRIBE WHAT AMOUNTS HAVE BEEN ACCRUED IN THE FINANCIAL STATEMENTS. PROVIDE US WITH A SAMPLE OF YOUR PROPOSED DISCLOSURES.

     Response:

     We will revise future filings to include disclosure that is consistent with section 450-20-50 of the FASB Accounting Standards Codification.

     The following is a sample of our proposed disclosure.

     LITIGATION

     On December 16, 2009, the Company's patent attorneys, Meschkow & Gresham, P.L.C., filed a lawsuit (CV 2009-037698) in the Superior Court for Maricopa County, Arizona against the Company and Mr. Richard Smith for breach of contract in the failure to pay for legal services in the amount of $12,063 plus costs and legal fees. The Company's answer to the complaint admitted that legal services had been provided but claimed no knowledge of the value of those services. This case was transferred to arbitration and an award was rendered in the amount of $8,064 against G. Richard Smith, our President and Director, his wife, Karen Smith and the Ophthalmic International, Inc., our wholly owned subsidiary, plus court costs of $453 and attorney fees of $1,500. This arbitration award has not been filed with the Clerk of the Court to proceed to judgment yet. As of June 30, 2010, the Company has not recorded a liability associated with this lawsuit.

     During our fourth  quarter  2010,  Charles E.  Brokup  filed a lawsuit  (CV
     2010-054295) in Superior Court for Maricopa County, Arizona against Ophthalmic International, Inc. and Mr. G. Richard Smith for breach of promise to pay $10,000 principal on a promissory note and $1,000 per month in interest. The Company's answer to the complaint admitted that the principal amount of $10,000 was owed but denies that more than legal interest is owed after the first month expressly stated interest of $1,000. As of June 30, 2010, the Company has recorded $10,000 related to this lawsuit and recorded it as a part of notes payable.
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Securities and Exchange Commission
March 25, 2011
Page 8


NOTE 9A - CONTROLS AND PROCEDURES, PAGE 34

12. WE NOTE YOUR DISCLOSURE THAT YOUR HAVE NOT TESTED THE OPERATING EFFECTIVENESS OF YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AND YOU DID NOT TEST YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING IN ACCORDANCE WITH COSO STANDARDS, AND THEREFORE YOU DISCLOSE THAT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IS NOT EFFECTIVE. BASED ON THESE DISCLOSURES, IT DOES NOT APPEAR THAT YOU HAVE COMPLETED YOUR ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF JUNE 30, 2010. IF YOUR MANAGEMENT HAS NOT YET COMPLETED ITS ASSESSMENT, WE ASK THAT YOU COMPLETE YOUR EVALUATION AND AMEND YOUR FILING WITHIN 30 CALENDAR DAYS TO PROVIDE THE REQUIRED MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. IN COMPLETING YOUR EVALUATION, YOU MAY FIND THE FOLLOWING DOCUMENTS HELPFUL:

     * THE COMMISSION'S RELEASE AMENDMENTS TO RULES REGARDING MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING (SECURITIES ACT RELEASE 8809/FINANCIAL REPORTING RELEASE 76). YOU CAN FIND THIS RELEASE AT: HTTP://WWW.SEC.GOV/RULES/FINAL/2007/33-8809.PDF;

     * THE COMMISSION'S RELEASE COMMISSION GUIDANCE REGARDING MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (SECURITIES ACT RELEASE 8810/FINANCIAL REPORTING RELEASE 77). YOU CAN FIND THIS RELEASE AT: HTTP://WWW.SEC.GOV/RULES/FINAL/2007/33-8810.PDF; AND

     *    THE "SARBANES-OXLEY SECTION 404 - A GUIDE FOR SMALL BUSINESS" BROCHURE
          AT: HTTP://WWW.SEC.GOV/INFO/SMALLBUS/404GUIDE.SHTML.

     PLEASE NOTE THAT THE FAILURE TO COMPLETE MANAGEMENT'S ASSESSMENT ADVERSELY AFFECTS THE COMPANY'S AND ITS SHAREHOLDERS ABILITY TO AVAIL THEMSELVES OF RULES AND FORMS THAT ARE PREDICATED ON THE CURRENT OR TIMELY FILING OF EXCHANGE ACT REPORTS. FOR FURTHER INFORMATION REGARDING THESE IMPACTS, PLEASE SEE COMPLIANCE AND DISCLOSURE INTERPRETATION 115.02, WHICH YOU CAN FIND AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/REGS-KINTERP.HTM

     Response:

     As of this date we have not completed our assessment of internal control over financial reporting as of June 30, 2010. We have recently hired a Chief Financial Officer and we are working on completing our assessment of internal control over financial reporting as soon as practical.

     We plan to include management's report on internal control over financial reporting in our amended 10-K filing.
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Securities and Exchange Commission
March 25, 2011
Page 9


EXHIBITS 31.1 AND 31.2

13. WE NOTE THAT YOU FILED YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS UNDER ITEM 601(B)(31) OF REGULATION S-K. PLEASE REVISE THESE CERTIFICATIONS TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 AND THE LANGUAGE OF PARAGRAPH 4(B) OF ITEM 601(B)(31) OF REGULATION S-K.

     Response:

     We will provide the revised certifications in our amended 10-K filing.

We believe that these comments are responsive to the comments contained in your letter. If you have additional comments or questions, please contact Charles Mathews at (602) 284-7482.

Sincerely,


/s/ G. Richard Smith
-------------------------------------
President and Chief Executive Officer


/s/ Charles B. Mathews
-------------------------------------
Chief Financial Officer